UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2011 and 2010 and for the year ended December 31, 2011.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011

Notes to Financial Statements

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(Report of Independent Registered Public Accounting Firm)

2

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 14

Supplemental Schedules

Schedule of Assets (Held at End of Year)	15

All other Schedules have been omitted as not applicable

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Seattle, Washington
June 26, 2012

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Participant directed investments at fair value:
Registered investment company funds	$13,327,996	$15,446,633
Stable value fund	3,327,319	—
Heritage Financial Corporation common stock	4,666,670	5,197,701
Cash and cash equivalents	257,686	217,307

	21,579,671	20,861,641

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	242,220	397,305

Total investments	21,821,891	21,258,946

Non-interest bearing cash	12,510	—
Receivables:
Employer contributions	581,740	369,653
Participant contributions	—	1,336
Notes receivable from participants	128,957	125,654

Total receivables	710,697	496,643

Total assets	22,545,098	21,755,589

Liabilities:
Loan payable to Heritage Financial Corporation	161,196	297,420
Accounts payable and other	27,582	25,956
Excess deferrals	—	17,875

Total liabilities	188,778	341,251

Net assets reflecting investments at fair value	22,356,320	21,414,338
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(84,468)	—

Net assets available for benefits	$22,271,852	$21,414,338

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Investment (loss) income:
Net depreciation in fair value of investments	$(1,123,943)
Interest	4,064
Dividends	352,129
Other	43,040

Net investment loss	(724,710)

Contributions:
Participant salary deferrals	1,278,438
Employer	1,020,455
Participant rollover	234,892
ESOP loan payments	156,278

Total contributions	2,690,063

Total additions	1,965,353

Deductions:
Benefits paid to participants	943,883
Administrative expenses	143,901
Interest expense	20,055

Total deductions	1,107,839

Net increase	857,514
Net assets available for benefits, beginning of year	21,414,338

Net assets available for benefits, end of year	$22,271,852

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Employee Stock Ownership Plan (KSOP) Committee, which consists of certain officers and employees of the Company. Wilmington Trust Company serves as the custodian, certain officers of the Company serve as Trustees of the Plan, and RBC Wealth Management serves as the investment advisor.

(b)	Eligibility

Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.

(c)	Contributions

Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. These limitations include a dollar limitation ($16,500 for 2011 and 2010) and discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation ($5,500 for 2011 and 2010). Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are subject to discrimination limitations.

2)	required profit sharing contribution of 2% of the participant’s eligible compensation.

3)	discretionary profit sharing contributions beyond the required 2% contribution.

4)	discretionary Employee Stock Ownership Plan (ESOP) allocation of Company Stock, determined based on the current year ESOP loan principal and interest repayments. See Note 3 for additional discussion.

During 2011, the Company’s discretionary profit sharing contribution totaled 1% of eligible compensation. The following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Non-ESOP Employer contributions to the Plan are invested as directed by the employee.

•	ESOP contributions are employer directed and initially invested in Heritage Financial Corporation common stock. Participants may elect to diversify these investments as permitted under the Plan.

•

Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of nonmatching Company profit sharing or ESOP contributions for that year except in the event of the participant’s death, disability or retirement.

During 2011, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s elective (401(k)) contributions and allocations of the Company’s contributions (including Company stock attributable to repayments of the ESOP loan) and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily based on quoted market prices.

(e)	Vesting

Participants are always vested in their 401(k) contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age), with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, a participant may direct his or her 401(k) contributions in 1% increments among eleven registered investment company funds, one stable value fund, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies.

Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.

(g)	Payment of Benefits

No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59  1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains normal retirement age (age 65).

Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make 401(k) contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Company contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59  1/2. Rollover accounts may be withdrawn, all or part, once during each Plan Year regardless of the participant’s age.

The Plan has the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.

(h)	Diversification

Participants may diversify their employer contributions daily among all of the investment options in the Plan from time to time, including the Company stock fund.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. Forfeitures used to reduce employer contributions during 2011 were $14,515.

(k)	Notes Receivable from Participants

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably through semi-monthly payroll deductions. The interest rates on outstanding notes as of December 31, 2011 were all 3.25% and the notes mature through September 2016. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2011 or 2010.

(l)	Administrative Expenses and Revenue Sharing Credits

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. The Company may also pay certain administrative expenses incurred by the Plan.

The Plan earns revenue sharing credits from certain registered investment funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2011 were $37,833.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into various registered investment company funds, a stable value fund, and Company stock. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as further described in Note 5.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Stable Value Fund

The Plan includes investments in fully-benefit responsive contracts as part of offering the Wells Fargo Stable Value Fund M (“Fund”) investment option to participants. The Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts (“GICs”), separate account GICs (“SICs”), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time. GICs are backed by the general account of the insurance company. SICs are GICs issued by an insurance company and are maintained within a separate account. SICs are backed by segregated pool of assets. Security backed investment contracts are comprised of two components: investment contracts issued by a financial institution (i.e. wrap contracts) and underlying portfolios of fixed income securities (generally bonds) whose market prices fluctuate.

The Fund’s contracts are carried at contract value in the participants’ account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. While there may be slight variations from one contract to another, the primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract.

To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

Each contract issuer specifies events which would limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contracts at the fair value of the underlying securities. The Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor.

The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for 2011, was 1.56%. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2011, was 2.33%.

(f)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2011 and 2010, assets allocated to withdrawing participants totaled $1,500 and $10,158, respectively.

(g)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis.

(h)	Recently Adopted Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution

Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This Update is effective for periods ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all periods presented. ASU 2010-25 was adopted for the year ended December 31, 2010. The adoption had no effect on the Plan’s Net Assets Available for Benefits.

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a loan from the Company and the Plan holds the stock in a trust established under the Plan. The loan is to be repaid over a period of 15 years funded by Company contributions to the trust fund. The Company stock acquired with the ESOP loan is held in an unallocated suspense account under the Plan pending repayment of the loan.

Under the ESOP feature of the Plan, the Company is obligated to make contributions to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. Each year, as the Plan makes payments of principal and interest, an appropriate percentage of stock is released from the suspense account in accordance with applicable regulations under the IRC, and allocated to participants, generally on a pro rata basis based on annual compensation.

The unallocated shares of Company stock collateralize the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets are summarized as follows and represent a portion of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	2011		2010
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$1,768,335	242,220	1,868,871	397,305
Cash and cash equivalents	32,982	7,303	663	—
Pending transfers	116,280	(116,280)	128,446	(127,913)
Loan payable to Heritage Financial Corporation	—	(161,196)	—	(297,420)

Net ESOP assets (liabilities)	$1,917,597	(27,953)	1,997,890	(28,028)

Pending transfers represent shares of Company stock to be deposited to participants in Q1 of the following plan year. Upon transfer, the shares will be participant-directed.

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2011
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net depreciation in fair value of investments	$(190,961)	(27,171)
Interest and dividends	53,417	7,328
Loan payments	—	156,278
Shares released	116,280	(116,280)
Fund transfers/stock diversifications	(37,967)	—
Distributions to participants	(21,152)	—
Administrative expense	—	(25)
Interest expense	—	(20,055)

Net (decrease) increase	(80,383)	75
Net assets, beginning of year	1,997,980	(28,028)

Net assets, end of year	$1,917,597	(27,953)

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and is repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2012	148,264
2013	12,932

Total	$161,196

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2011	2010
Heritage Financial Corporation common stock	$4,908,890	$5,595,006
Wells Fargo Stable Value M	3,327,319	—
(Contract values: 2011- $3,242,851; 2010 - $0)
Pimco Total Return Admin Fund	3,238,741	3,185,085
American Funds Growth Fund of America R4	2,023,864	2,386,397
Baron Small Cap Fund	1,632,502	1,869,568
Van Kampen Growth and Income	1,521,984	1,538,983
American Funds Europac R4	1,184,946	1,184,506
Frank Russell Money Market Fund	—	1,972,575

The Plan’s investments (depreciated)/appreciated in value during the year ended December 31, 2011 as follows:

Registered investment company funds	$(709,853)
Common stock	(459,344)
Stable value fund	45,254

$(1,123,943)

(5)	Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value is measured in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three levels are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Level 1 primarily consists of financial instruments, such as investments in registered investment company funds, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the fair value of financial assets and liabilities. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and cash equivalents: Valued at the quoted redemption prices and recent transaction prices of $1.00 per unit, with no discounts for credit quality or liquidity restriction.

Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

Stable value fund: Valued at the NAV of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

Heritage Financial Corporation common stock: Valued based on its year-end unit closing price (comprised of year-end market price of the stock on the NASDAQ National Market System plus cash equivalent position held, if any).

The fair value of other financial instruments such as employer contributions receivable, notes receivable from participants and loan payable approximate their carrying value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2011:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity
Growth	$3,656,366	—	—	$3,656,366
Value	2,410,174	—	—	2,410,174
Index	1,073,442	—	—	1,073,442
Blend	1,124,859	—	—	1,124,859
Other	1,824,414	—	—	1,824,414

Total Equity	10,089,255	—	—	10,089,255
Fixed income:
Balanced	3,238,741	—	—	3,238,741

Total Fixed Income	3,238,741	—	—	3,238,741
Stable value fund	—	3,327,319	—	3,327,319
Heritage Financial Corporation common stock	4,666,670	—	—	4,666,670
Cash and cash equivalents	257,686	—	—	257,686

Total participant-directed investments	18,252,352	3,327,319	—	21,579,671

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	242,220	—	—	242,220

Total nonparticipant-directed investments	242,220	—	—	242,220

Total investments	$18,494,572	3,327,319	—	$21,821,891

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2010:

	Investments at estimated fair value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$4,255,965	—	—	$4,255,965
Value	2,323,854	—	—	2,323,854
Index	1,014,540	—	—	1,014,540
Blend	1,163,340	—	—	1,163,340
Other	1,531,274	—	—	1,531,274

Total Equity	10,288,973	—	—	10,288,973
Fixed income:
Balanced	3,185,085	—	—	3,185,085
Other	1,972,575	—	—	1,972,575

Total Fixed Income	5,157,660	—	—	5,157,660
Heritage Financial Corporation common stock	5,197,701	—	—	5,197,701
Cash and cash equivalents	217,307			217,307

Total participant-directed investments	20,861,641	—	—	20,861,641

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	397,305	—	—	397,305

Total nonparticipant-directed investments	397,305	—	—	397,305

Total investments	$21,258,946	—	—	$21,258,946

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

(7)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan submitted to the IRS for a determination letter in accordance with the appropriate reporting cycle.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(8)	Related-Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of registered investment company funds, shares of Company stock, a stable value fund, and cash and cash equivalents are held by Wilmington Trust Company, the custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions determined by the Company. Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2011, the Plan incurred expenses of $14,545 from Wilmington Trust Company for services as custodian of the Plan assets. For the year ended December 31, 2011, the Plan incurred expenses of $129,205 from other service providers that are defined as a Party in Interest under ERISA.

(9)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2011
Net assets available for benefits per the financial statements	$22,271,852
Deficiency of contract value from estimated fair value of investment in stable value fund	84,468
Amounts allocated to withdrawing participants at December 31, 2011	(1,500)

Net assets available for benefits per the Form 5500	$22,354,820

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31, 2011
Increase in net assets available for benefits per the financial statements	$857,514
Change in deficiency of contract value from estimated fair value of investment in stable value fund	84,468
Amounts allocated to withdrawing participants at December 31, 2011	(1,500)
Amounts allocated to withdrawing participants at December 31, 2010	10,158

Net income per the Form 5500	$950,640

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2011
Benefits paid to participants per the financial statements	$943,883
Amounts allocated to withdrawing participants at December 31, 2011	1,500
Amounts allocated to withdrawing participants at December 31, 2010	(10,158)

Benefits paid to participants per the Form 5500	$935,225

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Participant directed investments:
	Registered investment company funds:
	Allianz NFJ Small Cap Value Fund Class A	31,926 shares	$888,190
	American Funds Capital World G&I-4	5,494 shares	176,126
	American Funds Europac R4	34,297 shares	1,184,946
	American Funds Growth Fund R4	70,963 shares	2,023,864
	Aston Fairpointe Mid Cap N Fund	7,394 shares	218,790
	Baron Small Cap Fund	71,195 shares	1,632,502
	DFA Emerging Markets Value Fund	17,848 shares	463,342
	Davis NY Venture A	27,879 shares	906,069
	Pimco Total Return Admin Fund	297,952 shares	3,238,741
	Vanguard 500 Index Fund Signal	11,223 shares	1,073,442
	Van Kampen Growth	81,959 shares	1,521,984
	Stable value funds:
	Wells Fargo Stable Value M	69,814 shares	3,327,319
*	Heritage Financial Corporation common stock	480,832 shares	4,666,670
	Schwab Money Market Account	152,291 units	152,291
	Schwab cash	105,395 units	105,395

			21,579,671

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock	19,285 shares	242,220

*	Notes receivable from participants	Interest rates of 3.25% through September 2016	128,957

			$21,950,848

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012	HERITAGE FINANCIAL CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(Name of Plan)

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer